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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.    Additional Information.

        (a)   The subsection entitled "Antitrust—Outside of the United States—European Union" in Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following sentence:

        "On October 20, 2006, the European Commission approved the proposed transaction."

        (b)   The section entitled "Antitrust" in Item 8 of the Schedule 14D-9 is amended and supplemented with an additional paragraph as follows:

        "On October 25, 2006, Hewlett-Packard announced that it and Offeror have received all required approvals from, and all other required actions have been taken by, governmental or administrative agencies in connection with the Offer and the Merger. In addition, Hewlett-Packard announced that the waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act has expired and other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by Hewlett-Packard have been received."

        (c)   The section entitled "Extension of Tender Offer" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "Extension of Tender Offer.

        On October 25, 2006, Hewlett-Packard announced that Offeror has extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Wednesday, November 1, 2006 (the "Expiration Date"), to allow the Company's stockholders sufficient time to assess the Company's selected preliminary financial results for the quarter ended September 30, 2006. The Offer was previously set to expire at 12:00 midnight, New York City time, on Friday, October 27, 2006. Hewlett-Packard also announced that as of 12:00 midnight, New York City time on Tuesday, October 24, 2006, approximately 38.9 million shares of Common Stock had been tendered in and not withdrawn from the Offer.

        Hewlett Packard further announced that if and to the extent that the conditions to the Offer discussed in the Offer to Purchase (other than the minimum condition that at least a majority of all outstanding shares of Common Stock have been validly tendered in the Offer and not withdrawn (the "Minimum Condition")) have been satisfied at and as of 12:00 midnight, New York City time, on Friday, October 27, 2006, all such conditions (other than the Minimum Condition) will be irrevocably

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and unconditionally waived by Hewlett-Packard and Offeror effective as of 12:00 midnight, New York City time, on Friday, October 27, 2006. If all such conditions are satisfied at and as of such time, the only condition to the Offer that will continue to apply on the Expiration Date will be the Minimum Condition. If any condition to the Offer is not satisfied at and as of 12:00 midnight, New York City time, on Friday, October 27, 2006, then such condition will continue to apply on the Expiration Date."

        (d)   Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:

        "Filing of Current Report on Form 8-K for Q3 2006.

        On October 25, 2006, the Company filed a Current Report on Form 8-K reporting selected preliminary financial results for the quarter ended September 30, 2006 (the "Form 8-K") with the Securities and Exchange Commission. The Form 8-K is available for review on the Commission's website at http://www.sec.gov."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: October 25, 2006.

By:	/s/ DAVID J. MURPHY
Name:	David J. Murphy
Title:	Senior Vice President and Chief Financial Officer

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